Exhibit 99.1

WEST FRASER TIMBER CO. LTD.
ANNUAL INFORMATION FORM
DATED FEBRUARY 14, 2023

ITEM 1 - GENERAL INFORMATION
Basis of Presentation
This Annual Information Form (“AIF”) of West Fraser Timber Co. Ltd. (“West Fraser”), the “Company”, “we”, “us”, or “our”) is dated as of February 14, 2023. Except as otherwise indicated, the information contained in it is as of December 31, 2022.
For definitions of various abbreviations and technical terms used in this AIF, please see the Glossary located on page 32 of this AIF.
Where this AIF includes information from third parties, we believe that such information (including industry and general publications and surveys) is generally reliable. However, we have not independently verified any such third-party information and cannot assure you of its accuracy or completeness.
All financial information in this AIF is presented in United States (“U.S.”) dollars, unless otherwise indicated. Information referred to in this AIF as being available on our website at www.westfraser.com does not form a part of this AIF.
Forward-looking Statements
This AIF includes statements and information that constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Please refer to the cautionary note entitled “Forward-looking Statements” under Item 10 – “Additional Information” for a discussion of these forward-looking statements and the risks that impact these forward-looking statements. Additional risks impacting our business and these forward-looking statements are discussed under the heading “Risks and Uncertainties” in our Management Discussion and Analysis for the year ended December 31, 2022 (our “2022 MD&A”).

ITEM 2 - CORPORATE STRUCTURE
West Fraser is organized under the Business Corporations Act (British Columbia) and assumed its present form in 1966 by the amalgamation of a group of companies under the laws of B.C.
Our executive office is located at 885 West Georgia Street, Suite 1500, Vancouver, B.C., Canada, V6C 3E8 and our registered office is located at 1500 - 1055 West Georgia Street, Vancouver, B.C., Canada, V6E 4N7.

The operating subsidiaries of the Company are:

Name	Jurisdiction of Incorporation	Percentage of Voting Securities Owned
Angelina Forest Products, LLC	Texas	100%
Blue Ridge Lumber Inc.	Alberta	100%
Manning Forest Products Ltd.	Alberta	100%
Norbord Alabama Inc.	Alabama	100%
Norbord Europe Ltd.	United Kingdom	100%
Norbord Georgia LLC	Delaware	100%
Norbord Inc.	Canada	100%
Norbord Minnesota Inc.	Delaware	100%
Norbord Mississippi LLC	Delaware	100%
Norbord NV	Belgium	100%
Norbord Sales Inc.	Ontario	100%
Norbord South Carolina Inc.	South Carolina	100%
Norbord Texas (Jefferson) Inc.	Delaware	100%
Norbord Texas (Nacogdoches) Inc.	Delaware	100%
Sundre Forest Products Inc.	Alberta	100%
West Fraser, Inc.	Delaware	100%
West Fraser Wood Products Inc.	Delaware	100%
West Fraser Mills Ltd.	British Columbia	100%
West Fraser Newsprint Ltd.	Canada	100%

In addition, Alberta Newsprint Company and Cariboo Pulp & Paper Company are unincorporated 50%-owned joint operations governed, respectively, by the laws of Alberta and British Columbia.
West Fraser completed an internal reorganization and, effective December 31, 2022, all West Fraser Mills Ltd. U.S. operating subsidiaries are indirect subsidiaries of Norbord.

ITEM 3 - GENERAL DEVELOPMENT OF THE BUSINESS
3.1    General Development of the Business Over the Last Three Years
History and Development of Business
West Fraser is a diversified wood products company with facilities in Canada, the U.S., the U.K. and Europe, manufacturing, selling, marketing and distributing lumber, engineered wood products (OSB, LVL, MDF, plywood, particleboard), pulp, newsprint, wood chips and other residuals and renewable energy. West Fraser originated in 1955 when three brothers, Pete, Bill and Sam Ketcham, acquired a lumber planing mill located in Quesnel, B.C. (“Quesnel”). From 1955 through 2021 the business expanded through the acquisition of a number of sawmills and related timber harvesting rights, the acquisition or development of lumber, panels and pulp & paper businesses and the acquisition of Norbord and its OSB, particleboard, MDF and related value added products businesses. As a result of the Norbord Acquisition, we are now a leading producer of OSB. Our business is comprised of 34 lumber mills, 15 OSB facilities, six renewable energy facilities, five pulp and paper mills, three plywood facilities, three MDF facilities, two particleboard facilities, one LVL facility, one treated wood facility and one veneer facility.
Major developments for West Fraser during the last three years include the following:

Norbord Acquisition
On November 19, 2020, we announced that we had entered into an arrangement agreement with Norbord under which we had agreed to acquire Norbord to create a leading diversified global wood products company (the “Arrangement Agreement”).
We completed the acquisition of Norbord on February 1, 2021 (the “Norbord Acquisition”) and Norbord is now a wholly-owned subsidiary of West Fraser. We issued 54,484,188 Common shares to the shareholders of Norbord in connection with this acquisition and assumed Norbord’s outstanding stock options.
In accordance with our obligations under the Arrangement Agreement, West Fraser’s common shares (“Common shares”) were listed on and began trading on the NYSE under the symbol WFG on February 1, 2021. Concurrent with this listing, we changed our stock symbol on the TSX to WFG. In accordance with the U.S. Exchange Act, the Common shares have been deemed to be registered under Section 12g-3 of the U.S. Exchange Act as West Fraser is a “successor issuer” to Norbord under the U.S. Exchange Act. Accordingly, West Fraser files continuous disclosure reports with the United States Securities and Exchange Commission (the “SEC”) under the requirements of the U.S. Exchange Act.
Changes to Long-Term Debt and Operating Facilities
On February 1, 2021, concurrent with the closing of the Norbord Acquisition, we completed various administrative amendments to our CAD$850 million committed revolving credit facility and our $200 million term loan to facilitate the Norbord Acquisition. We also replaced our CAD$150 million committed revolving credit facility with a $450 million committed revolving credit facility due 2024 on substantially the same terms. Norbord’s accounts receivable securitization facility and secured revolving credit facilities were terminated at closing and the security related to all of Norbord’s debt was discharged as of February 1, 2021. On July 28, 2021, we completed an amendment to our revolving credit facilities, combining our CAD$850 million and $450 million revolving facilities into a single $1 billion committed revolving facility with a five-year term.
As part of the Norbord Acquisition, we assumed Norbord’s 2023 Notes, bearing interest at 6.25% and Norbord’s 2027 Notes, bearing interest at 5.75%. On March 2, 2021, we made a mandatory change of control offer for the 2023 Notes and the 2027 Notes pursuant to which $1 million of the 2023 Notes and $1 million of the 2027 Notes were redeemed and were repaid in the second quarter of 2021. On April 6, 2021, we elected to redeem the remaining 2027 Notes on May 6, 2021. On May 6, 2021, we elected to redeem the remaining 2023 Notes on June 7, 2021. After the completion of the redemption of the Notes, the principal value of long-term debt was reduced by $665 million from the date of the Norbord Acquisition.
Change in Functional and Reporting Currency
As a result of the completion of the Norbord Acquisition, the functional currency of our Canadian operations changed from the Canadian dollar to the U.S. dollar as of February 1, 2021. Concurrent with the change in functional currency, we also changed our presentation currency for the purposes of our financial statements from Canadian dollars to U.S. dollars. Accordingly, we commenced presenting our financial statements in U.S. dollars with our unaudited interim financial statements as at and for the three months ended March 31, 2021.
Share Repurchases
Over the past three years, we have had in place several NCIBs, which have allowed us to repurchase our shares in accordance with the rules of the TSX in the following amounts:

•2020:    No shares were purchased under this bid.
•2021:    7,059,196 Common shares were purchased at a cost of $527 million.
•2022:    10,475,115 Common shares were purchased at a cost of $859 million.

The current 2022 NCIB has terminated as the maximum number of Common shares authorized for repurchase under the 2022 NCIB have been purchased.
In addition to the 2021 and 2022 NCIBs, we completed two substantial issuer bids as follows:

•August 20, 2021 - purchased for cancellation a total of 10,309,278 Common shares at a price of CAD$97.00 ($76.84) per share for an aggregate purchase price of CAD$1.0 billion ($792 million).
•June 7, 2022 - purchased for cancellation a total of 11,898,205 Common shares at a price of $95.00 per share for an aggregate purchase price of $1.13 billion.
Chambord, Quebec OSB Mill
On March 29, 2021, we announced that our OSB mill in Chambord had restarted with panels being produced and shipped to customers. The Chambord mill is ramping up towards its stated annual production capacity of 550 million square feet (3/8‐inch basis).
Dudley, Georgia Lumber Mill
Our new lumber manufacturing complex in Dudley became fully operational in the second quarter of 2021. As it ramps up over the next few years, it is expected to reach an annual production capacity of 270 million board feet, subject to market conditions.
Dividend Currency Change
On October 27, 2021, we announced that as the majority of our shareholder base is now outside Canada, and as the majority of our cash flows are denominated in U.S. dollars, future dividends will be declared and payable in U.S. dollars.
Acquisition of Lufkin, Texas lumber mill
On December 1, 2021, we completed the acquisition of the Angelina Forest Products’ SYP lumber mill located in Lufkin, Texas for $303 million, net of cash acquired of $8 million and, subject to certain post-closing adjustments. The new turn-key facility began construction in 2018 and commenced operations in late 2019. The facility is expected to progress toward production capacity of approximately 305 million board feet over the next three to four years.
Acquisition of Allendale, South Carolina OSB mill
On December 6, 2021, we completed the acquisition of an idled OSB mill located near Allendale, South Carolina for $280 million, of which $276 million was allocated to property, plant and equipment. The Allendale facility commenced production in 2007, has been idle since late 2019 and has an estimated stated capacity of approximately 760 million square feet (3/8-inch basis). Our modernization capital investment in Allendale is continuing. Given ongoing supply chain delays, the timing for a potential restart has moved to the end of the second quarter of 2023.
Senior Leadership Changes
On December 7, 2021, we announced the following management changes: (i) Sean McLaren, formerly the Company’s President, Solid Wood, has become the Company’s Chief Operating Officer, (ii) Kevin Burke, formerly the Company’s Vice-President, North American Engineered Wood Products and Renewable Energy, has become the Company’s Senior Vice-President, Wood Products, (iii) Keith Carter, formerly the Company’s Vice-President, Western Canada Operations, has become the Company’s Senior Vice-President, Western Canada, and (iv) Alan McMeekin, formerly the Company’s Vice-President, European Engineered Wood Products, has become the Company’s Senior Vice-President, Europe.

On September 7, 2022, we approved the following management changes: (i) Christoper Virostek was appointed Senior Vice-President, Finance and Chief Financial Officer; and (ii) James Gorman was appointed Senior Vice-President, Corporate and Government Relations.
Commitment to GHG Emissions Reductions
On February 15, 2022, we announced a commitment to set and we set science-based targets to achieve near-term greenhouse gas (“GHG”) reductions across all our operations located in the United States, Canada, United Kingdom and Europe.
Hinton Pulp Reduction in Capacity And Move to Unbleached Kraft Pulp
On April 5, 2022, we announced the permanent reduction in capacity at our Hinton, Alberta mill (“Hinton Pulp”) by the end of 2022, the closure of one of Hinton Pulp's two production lines and the move to produce UKP rather than NBSK on the remaining line. The capacity reduction involves staffing levels transitioning from 345 positions to 270. We have and will continue to mitigate the impact on employees through natural attrition, retirements and by offering employment opportunities at other West Fraser operations.
British Columbia Curtailments
On August 9, 2022, we announced the permanent curtailment of 170 million board feet of combined production at our Fraser Lake and Williams Lake sawmills and approximately 85 million square feet of plywood production at our Quesnel Plywood mill, all in British Columbia. These capacity reductions were implemented to better align West Fraser’s operating capacity with available timber and transport availability. The reduction in capacity impacted 77 positions at Fraser Lake Sawmill, 15 positions at Williams Lake Lumber, and 55 positions at Quesnel Plywood in the fourth quarter of 2022. We mitigated the impact on effected employees by providing work opportunities at other West Fraser operations.
Henderson, Texas Lumber Manufacturing Complex
On October 26, 2022, we announced the undertaking of a brownfield redevelopment of our Henderson, Texas facility. We are planning to construct the new mill next to the existing Henderson mill. Capital investment at the new mill is estimated at $255 million and construction began in the fourth quarter of 2022. Mill start-up is planned for the second quarter of 2024, with full run-rate production not being anticipated before 2025. Capacity at the new mill is anticipated to be 275 MMfbm, an approximate doubling of the existing mill's annual capacity.
Perry, Florida Sawmill
On January 10, 2023, we announced the indefinite curtailment of our Perry, Florida sawmill as a result of high fiber costs and softening lumber markets. The reduction in capacity impacted 126 employees and reduced annual U.S. lumber capacity by 100 million board feet.

Curtailment of Cariboo Pulp & Paper
On February 7, 2023, we announced the planned curtailment of operations at Cariboo Pulp & Paper located in Quesnel, British Columbia, beginning in mid-April for a month and then for another month in the third quarter, due to a decline in the availability of sawmill residuals. Downtime at Cariboo Pulp & Paper will help better align our production capacity during 2023 with the available fibre supply. These plans may be adjusted should fibre forecasts change.
3.2    Corporate Strategy
Our goal at West Fraser is to generate strong financial results through the business cycle, relying on our committed workforce, the quality of our assets and our well‐established people and culture. This culture emphasizes cost control in all aspects of the business and operating in a responsible, sustainable, financially conservative and prudent manner.
The North American wood products industry is cyclical and periodically faces difficult market conditions. Our earnings are sensitive to changes in world economic conditions, primarily those in North America, Asia and Europe and particularly to the U.S. housing market for new construction and repair and renovation spending. Most of our revenues are from sales of commodities for which prices are sensitive to variations in supply and demand. As many of our costs are denominated in Canadian dollars, British pound sterling and Euros, exchange rate fluctuations of the Canadian dollar, British pound sterling and Euro against the U.S. dollar are anticipated to be a significant source of earnings volatility for us.
West Fraser strives to make sustainability a central principle upon which our people operate, and we believe the Company’s sustainable, renewable building materials that sequester carbon are a truly natural solution in the fight against climate change. There are numerous government initiatives and proposals globally to address climate-related issues. Within the jurisdictions of West Fraser’s operations, some of these initiatives would regulate, and do regulate, and/or tax the production of carbon dioxide and other greenhouse gases to facilitate the reduction of carbon emissions, providing incentives to produce and use cleaner energy. In the first quarter of 2022, we joined the Science Based Targets Initiative ("SBTi") demonstrating the Company's commitment to sustainability leadership and contribution to global climate action, including setting specific science-based targets to achieve near-term greenhouse gas reductions across all our operations located in Canada, the U.S., the U.K. and Europe.
We believe that maintaining a strong balance sheet and liquidity profile, along with our investment grade debt rating, enables us to execute a balanced capital allocation strategy. Our goal is to reinvest in our operations across all market cycles to strategically enhance productivity, product mix, and capacity and to maintain a leading cost position. We believe that a strong balance sheet also provides the financial flexibility to capitalize on growth opportunities, including the pursuit of opportunistic acquisitions and larger-scale strategic growth initiatives, and is a key tool in managing our business over the long-term including returning capital to shareholders.
Sales
($ millions - for the year ended December 31)

	2022	2021[1]	2020
Lumber	4,381	4,804	3,258
NA EWP	3,780	4,264	467
Pulp & Paper	802	727	648
Europe EWP	738	723	—
	9,701	10,518	4,373
1.Includes sales of Norbord since the acquisition date of February 1, 2021, and sales of Angelina since the acquisition date of December 1, 2021.

ITEM 4 - DESCRIPTION OF THE BUSINESS
4.1    Principal Products and Markets
West Fraser is a diversified wood products company producing lumber, OSB, LVL, MDF, plywood, particleboard, pulp, newsprint, wood chips, other residuals and energy with facilities across Canada, in the United States, in the United Kingdom and in Europe. We hold rights to timber resources that are sufficient to supply a significant amount of the fibre required by our Canadian operations and have long-term agreements for the supply of a portion of the fibre required by our U.S. lumber and U.K. OSB operations.

4.2    Markets
West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue and box material. Our products are primarily sold to major retail chains, contractor supply yards and wholesalers, as well as industrial customers for further processing or as components for other products. Changes in new home construction activity levels in the U.S. are a significant driver of volatility in lumber and OSB demand. In general, the business is affected by the level of housing starts, the level of home repairs, the availability and cost of financing, changes in industry capacity, changes in raw material prices, changes in foreign exchange rates (primarily the Canadian dollar, Pound Sterling and Euro currencies) and other operating costs.
In Canada, our lumber operations are located in Western Canada and produce SPF lumber, wood chips and other residuals. In the U.S., our sawmills are located in the southern U.S. and produce SYP lumber, wood chips and other residuals. OSB operations are located in Alberta, Ontario, Quebec, the U.S., the U.K. and Belgium.
The markets for our products are highly competitive and product pricing can be volatile. Our products are sold in markets open to a number of companies with similar products and we compete with global producers. Our competitive position is affected by factors such as cost and availability of raw materials, energy and labour, the ability to maintain high operating rates and low per unit manufacturing costs, the quality of our final products and our ability to transport products to our customers. Some of our products may also compete with non-wood fibre-based alternatives or with alternative products in certain market segments. Purchasing decisions by customers are generally based on price, quality, service and availability of supply. However, because commodity products such as ours have few distinguishing properties from producer to producer, competition for these products is based primarily on price. Prices and sales volumes are influenced by general economic conditions, the balance of supply and demand for the product, and the availability of transportation.
4.3    Manufacturing Inputs
Fibre Supply
Our operations are dependent on the consistent supply of substantial quantities of wood fibre in various forms. The primary manufacturing facilities, which produce lumber, plywood, LVL and OSB, consume whole logs, while the pulp & paper, particleboard and MDF facilities mostly consume wood by-products in the form of wood chips (including from whole-log chipping operations), shavings and sawdust resulting from the production of lumber, plywood or LVL, as well as recycled materials. Many facilities also consume hog fuel and wood waste in energy systems.
West Fraser does not own any timberlands; wood fibre supply comes from several different sources. In Canada, we hold forest licences and agreements to source roundwood logs from Crown timberlands, which are supplemented by open market and private purchases, as discussed below under “Canadian Forest Tenures”. In the U.S., roundwood logs for both lumber and OSB are primarily sourced from private and industry-owned woodlands. In Europe, wood fibre is purchased from government and private landowners.
Canadian Forest Tenures
Our plywood, LVL, pulp & paper manufacturing facilities and North American lumber, OSB and MDF operations that are located in Canada obtain fibre directly or indirectly from timberlands that are substantially all publicly owned. The right to harvest timber is acquired through provincially granted licences. Licences grant the holder the right to harvest up to a specified quantity of timber annually and either have a term of 10 to 20 years and are replaceable or have a shorter term but are not replaceable. Government objectives in granting licences include responsible management of timber, soils, wildlife, water and fish resources and the preservation of biodiversity and the protection of cultural values. The objectives also include achieving the fullest possible economic utilization of the forest resources and employment in local communities.

Timber tenures across Canada require the payment of a fee, commonly known as stumpage, for timber harvested pursuant to its terms. Stumpage in Canada is primarily product/price specific and, in some provinces, varies on a lagged basis with the sales price of the product into which the logs will be converted. Stumpage in a number of provinces is also influenced by the results of certain publicly auctioned timber harvesting rights. Timber tenures in B.C. and Alberta also require the holder to carry out reforestation to ensure reestablishment of the forest after harvesting. Reforestation projects are planned and supervised by our woodlands staff and are subject to approval by relevant government authorities. Our timber harvesting operations are carried out by independent contractors under the supervision of our woodlands staff.
While we have provincially granted timber tenures or licences granting the right to harvest timber up to a specified quantity of timber each year, our ability to access such timber or the availability of such timber can be affected by federal or provincial legislative changes, policies or other governmental actions and also by natural events such as infestations and wildfires. The Government of B.C. has recently adopted amendments to the Forest Act and the Forest and Range Practices Act (British Columbia) that may result in actions by the Government of B.C. that reallocate timber harvesting rights to Indigenous Nations and/or local communities or require the development of forest landscape plans by the Chief Forester of B.C. in consultation with affected Indigenous Nations. These actions could potentially impact both the area covered by our forest licences in B.C. and the amount of timber that we are able to harvest from these licences.
Also in B.C., the provincial and federal governments have entered into a conservation agreement for all Southern Mountain Caribou ranges in the Province that includes a partnership agreement with Indigenous communities and identify specific zones and harvest deferral areas to manage caribou recovery, which will impact our access to timber supply (although the full extent is yet to be determined). In 2020, the Government of Alberta signed an agreement with the Government of Canada consistent with Section 11 of the Species at Risk Act that commits the Government of Alberta to prepare and implement caribou recovery plans for at risk populations and has established a Regional Task Force to build plans and identify socio-economic impacts. We have been working with the Provinces of B.C. and Alberta to develop strategies that support caribou recovery while maintaining our access to the forest resource. The AAC impact from federal and provincial recovery plans will become evident when the final location of the conservation areas and the forest management regimes are identified and implemented.
The mountain pine beetle infestation has impacted the timber supply in B.C. and Alberta. In the B.C. interior the infestation reached a peak more than 15 years ago and the non-recoverable timber losses to the mature pine forests within our operating areas are significant. The Province of B.C. previously increased the AAC on dead pine stands and limited the harvest of non-pine species until the salvage of dead pine stands came to a conclusion with the intent that the AAC will be reduced to reflect lower mature inventories as dead pine stands are harvested or when they are no longer economic to harvest. The Province has substantially reduced the AAC in B.C.’s central interior in the past five years and we expect this process to continue for up to another five years as the province transitions AACs by incrementally reducing mountain pine beetle uplifts, reapportioning volume to Indigenous Nations and deferring harvest in defined old growth areas.
In Alberta, the Minister continues to implement an aggressive mountain pine beetle detection and single tree control program. In some portions of the province, the forest industry continues to focus timber harvest operations in healthy pine dominated sites which are susceptible to mountain pine beetle and to salvage stands of timber which were killed in the recent outbreak. Cold winter weather in the past couple of years, in combination with the government’s control program, has resulted in a significant reduction in mountain pine beetle populations. However, the pest is now established across the province and could spread significantly under the right conditions.
Over the past five years wildfires in B.C. burned over two and a half million hectares of forest land. Our Cariboo region operating areas were significantly impacted. Salvage of fire damaged trees is on-going, and non-recoverable timber losses are significant in these burned forests due to a combination of burn intensity and relatively quick onset of subsequent decay resulting in timber being unusable for primary wood products.
As the timing of future AAC reductions and the effect on our AACs will depend on a variety of factors, including the impact of wildfires, the amount of non-pine species available for harvest, and the removal of land from the timber harvesting land-base due to changing government policies, the full effect on our operations cannot reasonably be determined at this time.
Residual Fibre Supply
In Canada, substantially all our requirements for wood chips, shavings, sawdust and hog fuel are supplied from our own operations, either directly or indirectly through trades. This reduces our exposure to risks associated with price fluctuations and supply shortages of these products and minimizes logistics costs.
Our B.C. sawmills and plywood plants produce substantially all of the fibre requirements of our B.C. pulp & energy operations and MDF plant. Changing government policies in B.C. are having an impact on the primary industry and the subsequent production of residual fibre for B.C. pulp & energy operations. Although still too early to say what the impacts on our operations will be, there is stress on the residual fibre supply across the interior of B.C. The Alberta MDF plant obtains its fibre from the adjacent Blue Ridge sawmill and other sawmills in the area. The Hinton pulp mill obtains its fibre from the adjacent Hinton sawmill and other sawmills in the area owned by us. At times we produce whole log chips to supplement the supply of residual chips from our various sawmills. The fibre requirements of our 50%-owned newsprint mill are obtained from local sawmills, including our sawmill in Blue Ridge and the Slave Lake veneer operation, through chip purchase agreements and log for chip trades using logs harvested from the newsprint mill’s tenures. The Slave Lake deciduous FMA provides most of the fibre requirements of the Slave Lake pulp mill, with the balance being obtained from logs purchased from local suppliers.
The majority of the wood chips produced by our U.S. sawmill operations are sold to pulp mills at market prices pursuant to long-term contracts. Our European particleboard facilities source recycled fibre from third party suppliers and our European MDF facilities source wood chips from third party sawmillers in the U.K.
4.4    Fibre Consumption
Our Canadian sawmills, plywood facilities and LVL plant, if operating at the capacities described herein, would consume approximately 11.5 million m3 of softwood logs (coniferous) per year. We access the majority of these requirements from quota-based tenures and the balance is typically acquired from third parties holding short or long-term timber harvesting rights, including independent logging contractors, Indigenous groups, communities and woodlot owners. We do not necessarily consume the maximum permitted volume of logs that may be harvested from our tenures annually but will adjust between tenure and purchase logs depending on circumstances including the availability of purchase logs and our ability to secure approvals to harvest in economically viable stands.
Our Canadian OSB operations, if operating at the capacities described herein, would consume approximately 5 million m3 of hardwood logs (deciduous) per year. Our volume requirements are largely filled within our quota-based tenures, consumption rights or wood guarantees with the balance purchased on a competitive market-based system.

Our U.S. operations, which produce both SYP lumber and OSB, if operating at the capacities described herein, would consume approximately 20.5 million tonnes of softwood logs per year. The majority of our volume requirements are purchased on the open market, with the balance under long-term supply contracts and/or timber deeds. Open market purchases come from timber real estate investment trusts, timberland investment management organizations, and private landowners.
Our U.K. and European operations, which produce OSB, particleboard, MDF and related value-added products, if operating at the capacities described herein, would consume approximately 2.7 million m3 of fibre per year, consisting of softwood and hardwood logs, sawmill chips and recycled fibre.

4.5    Forestry Certification
West Fraser holds third party verified sustainable forest management and fibre sourcing certification from the Sustainable Forestry Initiative (SFI®) program, and chain-of-custody certificates from SFI®, and the Programme for the Endorsement of Forest Certification (PEFC). In addition, West Fraser holds chain of custody and Controlled Wood certification from the Forest Stewardship Council.
4.6    Resin and Wax
The manufacturing inputs for OSB, plywood, MDF, LVL and particleboard include resin and/or wax which are sourced through tolling-like arrangements with outside suppliers with prices for the underlying feedstocks based on global indices. These feedstocks are widely-used industrial chemicals derived from oil and gas, such as benzene, phenol and methanol. Feedstock prices are influenced by global supply and demand conditions, and have exhibited significant volatility over time.
4.7    Seasonality and Cyclicality of Business
Our operating results are subject to seasonal fluctuations that may impact quarter-to-quarter comparisons. Consequently, interim operating results may not proportionately reflect operating results for a full year.
Market demand varies seasonally, as home building activity and repair-and-remodelling work are generally stronger in the spring and summer months. Extreme weather conditions, including wildfires or flooding in Western Canada and hurricanes in the U.S. South, may periodically affect operations, including logging, manufacturing and transportation. Log inventory is typically built up in the northern regions of North America and Europe during the winter to sustain our lumber and EWP production during the second quarter when logging is curtailed due to wet and inaccessible land conditions. This inventory is generally consumed in the spring and summer months.
4.8    Indigenous Relations
West Fraser engages with Indigenous Nations and communities to develop and strengthen meaningful relationships. We commit to collaborative relationships that respect the unique culture and rights of Indigenous Peoples, incorporating Indigenous Peoples' perspective and knowledge into our work, and increasing the participation of Indigenous Peoples in our business through direct employment, the procurement of services, and other forms of partnership. West Fraser has received third-party verification for Phase 1 Committed Progressive Aboriginal Relations (PAR) through the Canadian Council of Aboriginal Business (CCAB), to ensure we improve consistency in our approach to community relations, focused on mutual respect and understanding of each other's interests, values, and goals. Through support of a variety of programs, including sponsorship of youth employment programs and scholarships, growing internship opportunities and paths to meaningful employment, ensuring our teams receive cultural awareness training, and a commitment to expand procurement from Indigenous-led business, we are working to establish the foundation of positive Indigenous relations.
Our voluntary forest certification standards include respect for Indigenous Peoples’ rights and traditional knowledge. This is specifically addressed in the Sustainable Forestry Initiative (SFI) 2022 Standards and Rules, which recognizes the spirit of the United Nations Declaration for the Rights of Indigenous Peoples. As a program participant, West Fraser communicates and collaborates with local Indigenous Nations and communities to better understand Indigenous traditional practices with respect to forest management. West Fraser is and will continue to be proactive in its efforts to engage with Indigenous Nations and communities to seek positive and beneficial working relationships and maintain access to the timber harvesting land base.
Notwithstanding these efforts, our continued access to the forest resources in Canada could be impacted by Indigenous rights and title claims, treaties, non-treaty agreements, legislation related to Indigenous rights and other governmental decisions and policy changes. These, and related duties of government to consult Indigenous groups in respect of statutory decision-making could affect the issuance, validity, renewal and exercise, and terms and conditions of Crown timber rights and authorizations to harvest, or the timeliness of obtaining such rights. In an effort to reduce risk, West Fraser takes an approach to optimize mutual benefits and build resilient relationships.
Included in the above are actions that governments may take pursuant to the B.C. Declaration on the Rights of Indigenous Peoples Act, brought into force in November 2019 and the federal United Nations Declaration on the Rights of Indigenous Peoples Act, brought into force in December 2020. The Government of British Columbia may take actions concerning its relationships with Indigenous groups under the recent amendments to the Forest Act (British Columbia) and the Forest and Range Practices Act (British Columbia) and its plan to defer logging in “old growth” forest areas, and these actions may ultimately reduce the available timber supply from our British Columbia forest licenses.
As the jurisprudence, legislation and government policies respecting Indigenous title and rights and the consultation process continue to evolve, we cannot predict whether claims will have a material adverse effect on our timber harvesting rights or on our ability to exercise, renew or transfer them, or secure other timber harvesting rights.
4.9    Human Resources, Diversity, Equity & Inclusion and Safety
As of December 31, 2022, we employed approximately 11,000 individuals, including our proportionate share of those in 50%-owned operations. Of these, approximately 5,900 are employed in our lumber segment, 3,200 in our NA EWP segment, 800 in our Europe EWP segment, 800 in our pulp & paper segment and 300 in our corporate & other segment. Approximately 34% of our employees are covered by collective agreements. There were no expired collective agreements remaining as at December 31, 2022, other than the collective agreement with respect to our Barwick OSB operations in Ontario, Canada. Collective agreements representing 36% and 12% of our unionized employees expire in 2023 and 2024, respectively.
West Fraser believes inclusive, diverse teams build a more vibrant workforce, safer operations and a stronger company overall. We strive to create workplaces and leadership teams that are reflective of the diverse communities where we live and work. At the end of 2022, approximately 15% of our workforce were women and a further approximately 25% were under-represented minorities. Plans have been developed to continue making measurable progress in 2023 in our ongoing journey of diversity and inclusion.
The safety of our employees is a core value and business priority and our safety goal is to eliminate serious incidents and injuries. We have achieved a 36% reduction in our medical recordable incident rate since 2016. We provide ongoing safety training for our employees to minimize potential risks inherent in forestry-related manufacturing industries. See Governance and Oversight section.
4.10    Environmental Performance
West Fraser’s operations are subject to a range of general and industry-specific environmental laws and regulations relating to air emissions, wastewater discharges, solid and hazardous waste management, plant and wildlife protection and site remediation. In 2021 and continuing into 2022, we worked to integrate a standardized environmental management system framework.
Regulatory Requirements
Our manufacturing operations are subject to environmental protection laws and regulations. We have developed and apply internal environmental management programs and policies to help ensure that our operations are in compliance with applicable laws and standards and to address any instances of non-compliance. We have incurred, and will continue to incur, capital expenditures and operating costs to comply with environmental laws and regulations. We are required to carry out remediation activities, including site decommissioning, under applicable environmental protection laws and regulations. In addition, we are required to carry out reforestation activities under our various timber licences. We maintain accruals in our financial statements for certain environmental, reforestation and decommissioning obligations.

Environmental Attributes of Wood Products and Minimization of Waste
Wood products have three beneficial roles in the carbon cycle and to mitigate climate change effects: as a store of carbon, as an alternative to fossil fuel-based materials, and for generating carbon-neutral energy.
West Fraser’s 2022 production of harvested wood products stored 17.21 million metric tonnes of carbon dioxide equivalent (CO2e). The biogenic carbon sequestration of our annual production was calculated using The National Council for Air and Stream Improvement, Inc.'s ("NCASI") Tool to Calculate Carbon Stored in Forest Products, based on data developed by the U.S. Forest Service. It estimates the metric tonnes of biogenic carbon stored in products in use and retained in landfills as the annual average over a 100-year period. NCASI’s Carbon Storage tool was developed to assist members in undertaking these types of calculations, whether for regulatory or voluntary reporting purposes.
West Fraser actively participates in numerous forestry sector and local associations. We support climate-smart and green building initiatives through our membership in the Softwood Lumber Board (“SLB”) to increase market demand for wood products. The SLB, through programs such as WoodWorks and ThinkWood, supports initiatives that promote the benefits and encourage the use of softwood lumber products in outdoor, residential and non-residential construction.
Our lumber, OSB, particleboard, plywood, MDF and LVL products are backed by Life Cycle Assessments (LCA)’s, environmental product declarations (“EPD”) and EPD transparency briefs that support its increased use in lower carbon, environmentally-conscious building construction. West Fraser’s certified wood products are eligible for points in one of the most widely used green building rating systems globally, LEED (Leadership in Energy and Environmental Design), sponsored by the United States Green Building Council (USGBC).
Our high-efficiency primary manufacturing recovers raw materials for a range of valuable secondary products. We have reduced the waste and material sent to landfill through innovations to our production process to use more of wood residuals, recovering them for value-added products and renewable energy generation. Approximately ninety-nine percent of a log will be utilized: (i) sawdust and shavings are used in our MDF plants or are transformed into fuel and energy to run mill operations; (ii) wood chips and the wood cores from our plywood and veneer operations are used in pulping operations; and (iii) heat, steam, gases and biomass liquids (such as black liquor) that develop during our manufacturing processes are captured to generate bioenergy in our mills or used to create innovative bioproducts; and (iv) bark is used as fuel in our energy systems. Half of the weight of sustainably sourced wood products is stored as carbon for the life of the product, making it a valuable building and construction material relative to conventional products such as steel and concrete.
4.11    Responsible Resource Efficiency
Our goal is to have a sustainable and resilient business. We are committed to consciously managing our air and water emissions, working towards efficiency, reducing consumption and developing sustainable energy solutions.
We are focused on replacing fossil fuel energy sources where feasible with renewable and carbon-neutral energy sources. Renewable sources now supply over half of our operations’ energy needs. We use manufacturing by-products such as wood waste and pulp mill effluent to generate bioenergy and invest capital to improve manufacturing processes’ energy efficiency.
In the fall of 2016, the Paris Agreement (Agreement) resulting from the United Nations Framework Convention on Climate Change entered into force. At present, Canada, the European Union and the U.K. have all ratified the agreement. The Canadian federal government and the four provinces in which West Fraser currently operates have enacted regulations to meet GHG reduction obligations through carbon taxes or cap-and-trade initiatives.
All of West Fraser’s U.K. operations entered into Kyoto climate change energy efficiency agreements in 2001, which have resulted in significant tax and energy efficiency cost savings. A cap-and-trade carbon trading program has been in place in Europe since 2005. Biomass heat energy generating units have enabled our European mills to comply with energy efficiency targets and have resulted in a surplus of carbon credits and renewable heat incentives (RHI) across our European business.
4.12    Community and Stakeholder Engagement
We value our relationship and engagement with stakeholders and rights holders and recognize the interdependency between our operations and investments with healthy societal, community and environmental ecosystems. In 2022, we conducted a materiality assessment of priority sustainability issues and opportunities with communities as well as a broad cross section of internal and external representatives to further inform our strategy and business decision making processes for the future. Stakeholder engagement and effective consultation is a crucial part of our business success and is broadly embedded in our forest management planning process through our sustainable forest management and fibre sourcing certifications as well as our approach with local and Indigenous communities. Furthermore, we comply with the legal framework in Canada that establishes standards and provincial regulations governing the permitting and approval of harvesting and forest management planning on public lands.
4.13    Governance and Oversight
Our Board of Directors, particularly the Health, Safety & Environment Committee, together with our executive and our senior leadership teams, set the policy and practice of our environmental, social and governance activities within our business and are responsible for monitoring our safety and environmental performance, including identifying and managing environmental risks.
We have adopted and implemented social and environmental policies and practices that are essential to our operations. Our social, environmental and safety practices are governed by the principles set out in our Code of Conduct, our Environmental Policy and our Health and Safety Policy.
Our Code of Conduct emphasizes our overall commitment to sustainability and sets out specific requirements in areas related to: (i) legal and ethical business conduct; (ii) promotion of safe and healthy work practices; (iii) commitment to operating in an environmentally sustainable manner; (iv) the commitment to human rights and a harassment, discrimination and violence-free workplace; and (v) maintaining a confidential feedback mechanism and conducting regular audits to ensure adherence to the Code.
Our Environmental Policy sets out our commitment to do business in an environmentally, socially, and economically responsible manner. This commitment includes: (i) responsible stewardship of the environment; (ii) sustainable forest management; and (iii) protection of the health and safety of our employees, customers, and the public. Our operating philosophy involves continually improving our forest practices and manufacturing procedures, optimizing the use of resources, and minimizing or eliminating the impact of our operations on the environment.
Environmental excellence is an integral aspect of our long-term business success. We are committed to: (i) complying with all applicable environmental laws and regulations and striving to maintain biodiversity and to protect wildlife habitat and ecosystems; (ii) developing and implementing best practices to continuously improve our environmental performance; (iii) preventing pollution and continuing to improve our environmental performance by setting and reviewing environmental objectives and targets; (iv) conserving, reducing, reusing and recycling wherever practical the resources and materials that we use and ensuring that all waste is safely and responsibly handled and disposed of; (v) employing and encouraging the development and use of environmentally friendly practices and technology; (vi) conducting periodic environmental audits; (vii) providing training for employees and contractors to ensure environmentally responsible work practices; and (viii) communicating our sustainable forest management and environmental performance openly and transparently to our Board of Directors, employees, customers, shareholders, local communities and other stakeholders.
In addition, we have also adopted a Health and Safety Policy. Safety is a core value and a business priority, and we are committed to maintaining a safe workplace and strive to be an industry leader by managing an effective safety program, complying with all laws and regulations, and continuously improving our performance. Within our safety program, we have identified key responsibilities for executive management, operating site management, employees and contractors, as detailed in our safety policy. The Health and Safety Policy requires management to develop and maintain company-wide and site-specific occupational health and safety programs, that include core guidelines and systems to measure ongoing effectiveness. Our employees are also responsible for following established safe work procedures as outlined in their job duties and company safety guidelines, including reporting unsafe conditions, acts, and practices.
4.14    Research and Development
Our research and development center in Ville Saint Laurent, Quebec operates a central research and development laboratory where it carries out research, customer driven product development and technology transfer. This work is aimed at identifying new processes to reduce manufacturing costs, enhance product attributes and develop products that are new to our industry while minimizing the environmental impact of our operations.
We also support industry research and development organizations (e.g. Forest Product Innovations, Alberta Innovates), partner with local universities and conduct research and development at certain operations to improve processes, maximize resource utilization and develop new products and environmental applications. In addition, in the previous five years we have focused on bioenergy generation projects and bioproducts. Such bioproducts include cellulose-based composites utilizing our pulp and combining it with polymers for new applications and extracting lignin from our pulping recovery process for producing new, sustainable, green alternative products.
4.15    Capital Expenditures and Acquisitions
We regularly invest in upgrading and expanding our facilities and operations. The following table shows the capital expenditures and acquisitions during the past three years.

Capital Expenditures and Acquisitions
($ millions and for the year ended)

	2022	2021	1	2020
Lumber	184	146		149
NA EWP	235	424	²	10
Pulp & Paper	29	35		19
EU EWP	20	28		—
Corporate & Other	9	2		2
Total capital expenditures	477	635		180
Cash Acquisitions	—	303	3	—
Share Acquisitions	—	3,482	4	—
1.Includes capital expenditures of Norbord since the acquisition date of February 1, 2021 and capital expenditures of Angelina since the acquisition date of December 1, 2021.
2.North America EWP capital expenditures for the year ended December 31, 2021 included $276 million relating to the acquisition of the idled OSB mill near Allendale, South Carolina.
3.Represents the Angelina Acquisition, net of cash acquired.
4.Represents the Norbord Acquisition share exchange.
4.16    Lumber
Sales
Lumber produced at our Canadian sawmills and sold to North American customers is marketed and sold from our sales office in Quesnel, B.C. while sales to offshore markets are made from our export sales office in Vancouver, B.C. Offshore sales activities are complemented by a customer service office in Japan. Lumber produced at our U.S. sawmills is marketed by our sales group in Memphis, Tennessee. From time to time, we purchase lumber for resale in order to meet requirements of customers.

In 2022, sales of lumber were made to customers in the U.S. and Canada and to customers offshore, predominantly in China and Japan. Most lumber shipments to North American customers by our Canadian operations were made by rail and the balance by truck. Lumber sales to North American customers by our U.S. operations were either customer pick up or delivered by truck and the balance by rail. Offshore shipments from both Canada and the U.S. were made through various public terminals in bulk or container vessels.
Shipments and sales of our lumber products can be impacted by seasonal influences. Shipments from our Western Canadian mills can be affected by winter weather that affects rail and other transportation services. In the summer months, during fire season, logging, manufacturing and transportation can all be affected by wildfire activity or by evacuation alerts or orders in regions where we operate. Operations in the U.S. South can be affected by hurricanes and other extreme weather conditions. Home construction activity which significantly influences the demand for our products has historically been higher in the first half of the year and experiences a seasonal slowdown in the third quarter. A significant portion of our SYP products are used in treated wood applications and demand for these products is often highest in anticipation of spring and summer construction activity.
Softwood Lumber Dispute
The Canada - U.S. Softwood Lumber Agreement expired in October 2015 and on the expiry of that agreement a one-year moratorium on trade sanctions by the U.S. came into place. The Government of Canada and the U.S. Trade Representative have been unable to reach agreement on a new managed trade agreement.
In November of 2016 a coalition of U.S. lumber producers petitioned the USDOC and the USITC to investigate alleged subsidies to Canadian producers and levy CVD and ADD duties against Canadian imports.
The CVD and ADD details are fully described in Note 26 to the 2022 annual audited consolidated financial statements and under “Discussions & Analysis of Annual Results by Product Segment - Lumber Segment - Softwood Lumber Dispute” in the 2022 Management’s Discussion & Analysis.
Operations
We have 34 sawmills and a wood treating facility at the Sundre, Alberta sawmill. Our Canadian sawmills, of which six are in B.C. and another six are in Alberta, produce SPF lumber of various grades and dimensions. Our 22 U.S. sawmills produce SYP lumber of various grades and dimensions.

Capacity and Production
(MMfbm)

	2022	2021	2020
Capacity (year-end)
B.C.	1,460	1,700	1,835
Alberta	1,655	1,700	1,700
U.S. South	3,650	3,600	3,200
	6,765	7,000	6,735

Production
B.C.	1,244	1,566	1,558
Alberta	1,390	1,616	1,599
U.S. South	3,018	2,675	2,801
	5,652	5,857	5,958
Lumber production capacity is generally based on the current operating configuration of our sawmills for the period indicated. The capacity figures above for year-end 2022 give effect to permanent shift reductions at our B.C. sawmills and the indefinite curtailment of our Perry, Florida sawmill.
4.17    North America Engineered Wood Products
Sales
Our NA EWP segment includes our North American OSB and Canadian plywood, LVL and MDF products. OSB and plywood are marketed from our sales office in Toronto, Ontario, while our LVL and MDF products are marketed from our sales office in Quesnel, B.C.
In 2022 most of our North American OSB was sold to customers in the U.S., with the remaining production sold to Canadian customers and exported to Japan and China. Most of our plywood was sold to customers in Canada and our MDF and LVL was sold to customers in both the U.S. and Canada. Shipments from our Canadian mills are made primarily by rail and from our U.S. OSB mills primarily by truck. Products are primarily sold to major retail chains and contractor supply yards. Some mill products are sold to industrial customers, remanufacturers and treating businesses for further processing or as components for other products.
Our OSB products are used primarily for sheathing, flooring and roofing in the construction of new homes or the renovation and repair of existing structures. NA OSB products are marketed under the following brand names: Durastrand® pointSIX®, Pinnacle® and Stabledge® (premium flooring), TruFlor® pointSIX® and TruFlor® (commodity flooring), Rimboard™, SteadiTred® (industrial), QuakeZone®, Windstorm™, TallWall® and Trubord™ (wall sheathing) and SolarBord™ (radiant barrier sheathing), Trubord™ (roof sheathing), TruDeck® (flat roof sheathing for large industrial/commercial buildings) and StableDeck® (utility trailer floors).
Canadian MDF products are marketed under the brand names Ranger™, WestPine™, and EcoGold™ both from our sales office and through distributors. (Use of ® or ™ indicates Canadian trademark status. Trademark status may vary in other jurisdictions).
Operations
Our NA EWP operations include 10 multi-opening press OSB mills and 3 continuous press OSB mills. Continuous press technology allows for the production of OSB in non-standard sizes and with specialized performance characteristics.

Our NA EWP operations also include three plywood mills that primarily produce standard softwood sheathing plywood, two MDF mills, each with the flexibility to manufacture varying thicknesses and sizes, an LVL mill, and a veneer mill that produces veneer for use in our Edmonton plywood mill.

The capacity figures below for year-end 2022 give effect to the permanent curtailment of one shift at our Quesnel Plywood mill and excludes the idled OSB mill near Allendale, South Carolina.
Capacity and Production

	2022	2021[1]	2020
OSB (MMsf 3/8” basis)
Capacity (year-end)	7,360	7,360	—
Production	6,109	5,654	—
Plywood (MMsf 3/8” basis)
Capacity (year-end)	760	860	860
Production	716	763	762
MDF (MMsf 3/4” basis)
Capacity (year-end)	240	250	250
Production	204	227	209
LVL (Mcf)
Capacity (year-end)	2,700	3,000	2,600
Production	2,439	2,439	1,948
1.Represents production from the date of the Norbord Acquisition of February 1, 2021 to December 31, 2021.

4.18    Pulp & Paper
Sales
Pulp is marketed out of our sales office in Vancouver, B.C. Most of our sales for NBSK and BCTMP in 2022 were to customers in Asia (predominantly China) with some products shipped to the U.S. and other offshore customers. Shipments within North America were primarily by rail and those to offshore customers were by rail and truck to Vancouver, B.C. and then by bulk or container vessels.
Operations
BCTMP is produced at our Slave Lake pulp mill, primarily from hardwood aspen, and is also produced at our Quesnel River pulp mill, primarily from softwood species. These pulps are used by paper manufacturers to produce paperboard products, printing and writing papers and a variety of other paper grades. In 2022, we announced the transition of the Hinton pulp mill from a double-line NBSK producer to a single-line UKP producer. NBSK is also produced at our Cariboo pulp mill and is used by paper manufacturers to produce a variety of paper products, including tissues and printing and writing papers.
Newsprint is sold to various publishers and printers in North America and delivered by rail and truck.
Capacity and Production
(Mtonnes)

	2022	2021	2020
BCTMP
Capacity (year-end)	690	690	690
Production	581	623	662
NBSK
Capacity (year-end)[1]	170	520	570
Production[2]	359	428	462
Newsprint
Capacity (year-end)	135	135	135
Production[2]	106	113	105
UKP
Capacity (year-end)[1]	250	—	—
Production[3]	42	—	—
1.    Reflects the impact of the closure of one of Hinton Pulp's two production lines and the move to produce UKP rather than NBSK on the remaining line.
2.    Reflects West Fraser's 50% ownership.
3.    Reflects West Fraser's production beginning in October 2022.

4.19    Europe Engineered Wood Products
Sales
Our Europe EWP segment includes OSB, particleboard, MDF and related value-added products that are marketed from our sales office in Cowie, Scotland. Our OSB is sold primarily to customers in the U.K., Germany, BeNeLux, France and Scandinavia while our particleboard, MDF and related value-added products are sold primarily to customers in the U.K. Our products sold within the U.K. and within continental Europe are shipped by truck and rail while our products sold to Scandinavia are shipped by vessel.
Our OSB and particleboard are used primarily in sheathing, flooring and other construction applications. MDF applications include cabinet doors, mouldings and interior wall paneling. Our European panel products are sold under the trademarks SterlingOSB Zero® (OSB), CaberFloor® (particleboard), Conti ® (particleboard) and CaberWood® (MDF).
Operations
Our EWP mills in Scotland and Belgium utilize continuous press technology. Our South Molton, England particleboard mill employs single-opening press technology and is integrated with laminating operations and a flat-pack furniture manufacturing facility.
Capacity and Production

	2022	2021[1]	2020
OSB (MMsf 3/8” basis)
Capacity (year-end)	1,515	1,505	—
Production	954	1,035	—
MDF (MMsf 3/8” basis)
Capacity (year-end)	380	380	—
Production	269	299	—
Particleboard (MMsf 3/8” basis)
Capacity (year-end)	565	565	—
Production	447	494	—
1.Represents production from the date of the Norbord Acquisition of February 1, 2021 to December 31, 2021.
4.20    Risks and Uncertainties
A detailed discussion of risk factors is included under the heading “Risks and Uncertainties” in Management's Discussion & Analysis for the year ended December 31, 2022, which is incorporated herein by reference. Our Management’s Discussion & Analysis is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Document Analysis and Retrieval (“EDGAR”) at www.sec.gov/edgar.

ITEM 5 - CAPITAL STRUCTURE

Share Capital
Our authorized share capital consists of 430,000,000 shares divided into:
(a)400,000,000 Common shares,
(b)20,000,000 Class B Common shares, and
(c)10,000,000 Preferred shares, issuable in series.
The Common shares and Class B Common shares are equal in all respects, including the right to dividends, rights upon dissolution or winding up and the right to vote, except that each Class B Common share may at any time be exchanged for one Common share. The Common shares are listed and traded on the TSX & NYSE under the symbol WFG while our Class B Common shares are not. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Common shares on a separate class by class basis.
As at December 31, 2022, the issued share capital consisted of 81,273,936 Common shares and 2,281,478 Class B Common shares for a total of 83,555,414 shares (December 31, 2021 - 105,928,734 shares). On February 1, 2021, West Fraser’s Common shares were listed on the NYSE and began trading under the symbol WFG. At the same time, the symbol on the TSX was also changed to WFG.
Share Repurchases
See Share Repurchases on page 3 for a description of share repurchases completed by the Company over the past three years pursuant to the NCIBs and for share repurchases completed by the Company in 2021 and 2022 pursuant to the substantial issuer bids.
Description of Debt Securities
In October 2014, we issued $300 million of fixed-rate senior unsecured notes. The notes bear interest at the rate of 4.35% per annum and mature in October 2024. The notes are redeemable, in whole or in part, at our option at any time.
Credit Ratings
As shown in the table below, West Fraser is rated by three rating agencies. West Fraser pays annual fees to maintain its debt and corporate ratings. The ratings are assigned both on a corporate level and specifically to our $300 million notes maturing October 2024. The ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by each rating agency.

Agency	Rating	Outlook
DBRS[1]	BBB	Stable
Moody’s2	Baa3	Stable
Standard & Poor’s3	BBB-	Stable
1.    DBRS credit ratings for long-term obligations range from AAA to D. A rating of BBB is described by DBRS as “adequate credit quality. The capacity for the payment of financial obligations is considered acceptable. May be vulnerable to future events”. Additional information on the rating is available on DBRS’s website. On December 15, 2021, DBRS upgraded our rating from BBB(low) to BBB.
2.    Moody’s credit ratings for long-term obligations range from Aaa to C. Moody’s describes obligations rated Baa as “subject to moderate credit risk. They are considered medium grade and as such may possess certain speculative characteristics”. Additional information on the rating is available on Moody’s website. On February 1, 2021, Moody’s revised our outlook from negative to stable.
3.    S&P credit ratings for long-term obligations range from AAA to D. A rating of BBB- is described by S&P as “considered lowest investment grade by market participants”. Additional information on the rating is available on S&P’s website.

Market For Securities
The following table sets forth adjusted market prices and trading volumes of our Common shares on the TSX and NYSE for each month of 2022.
TSX Trading Data (CAD)

2022	High	Low	Close	Volume
Month	($)	($)	($)	(000’s)
January	126.72	108.49	117.66	9,620
February	128.89	114.43	126.52	8,285
March	130.13	102.86	102.86	14,620
April	115.51	89.95	112.91	14,443
May	119.60	106.75	116.70	13,204
June	120.58	92.76	98.77	14,456
July	132.91	96.91	119.89	8,581
August	125.60	112.90	117.50	5,248
September	116.61	95.48	99.93	7,574
October	105.75	95.29	102.29	4,854
November	115.50	99.00	105.22	4,059
December	108.21	94.04	97.77	4,398
Total				109,341
Source : http://tradingdata.tsx.com

NYSE Trading Data (USD)

2022	High	Low	Close	Volume
Month	($)	($)	($)	(000’s)
January	101.83	85.74	92.44	5,562
February	101.70	89.13	99.73	5,621
March	102.61	82.32	82.43	7,859
April	91.57	71.42	87.82	7,422
May	93.79	83.00	92.38	7,696
June	95.77	71.35	76.73	11,120
July	102.96	74.31	93.64	11,157
August	97.12	87.13	89.70	3,525
September	88.59	69.60	72.49	5,364
October	77.88	69.51	75.03	3,261
November	86.91	71.60	78.37	2,276
December	80.48	68.75	72.29	2,341
Total				73,203
Source : NYSE
Cash dividends
The declaration and payment of cash dividends is within the discretion of our Board of Directors. Historically, cash dividends have been declared on a quarterly basis payable after the end of each quarter. In July 2022, our Board of Directors increased the quarterly dividend from US$0.25 to US$0.30 per share. Dividends of US$1.15 were declared in 2022. Dividends of CAD$0.70 and US$0.20 were declared in the first three quarters and fourth quarter respectively in 2021. Dividends of CAD$0.80 per share were declared in 2020. There can be no assurance that dividends will continue to be declared and paid by us in the future, as the discretion of the Board of Directors will be exercised from time to time taking into account our current circumstances.
During the year ended December 31, 2022, we issued options to purchase an aggregate of 124,566 common shares at a weighted average price of CAD$123.63 per share. We did not issue any common shares during the year ended December 31, 2022. See Note 15 to our audited consolidated financial statements for the year ended December 31, 2022.

ITEM 6 - TRANSFER AGENT
Our transfer agent and registrar is Computershare Investor Services Inc. The contact information is:

•Phone: 1-800-564-6253 (toll free in Canada and the United States) between 9:00 am and 6:00 pm Eastern Time or 514-982-7555 (international direct dial).
•Fax: 1-866-249-7775 (toll free North America- Int’l 416-263-9524)
•Online: www.computershare.com/service
•Mail: Computershare Investor Services, 100 University Ave., 8th Floor, North Tower, Toronto, Ontario, M5J 2Y1 Canada

ITEM 7 - INTEREST OF EXPERTS
Our Independent Registered Public Accounting Firm is PricewaterhouseCoopers LLP (“PwC”), who prepared the Report of the Independent Registered Public Accounting Firm dated February 14, 2023 with respect to the consolidated financial statements as at December 31, 2022 and 2021, and for the years ended December 31, 2022 and 2021 and on the effectiveness of the Company’s internal control over financial reporting as at December 31,

2022. PwC has confirmed that they are independent with respect to us, in compliance with the Chartered Professional Accountants of British Columbia Code of Professional Conduct and in compliance with Public Company Accounting Oversight Board (United States) (“PCAOB”) Rule 3520, Auditor Independence and the independence requirements of the Securities and Exchange Commission ("SEC").

ITEM 8 - DIRECTORS AND EXECUTIVE OFFICERS
8.1    Directors
The names and municipalities of residence of the Directors of the Company as of February 14, 2023, their principal occupations during the past five years and the periods during which they have been Directors of the Company are as follows:

Name and Municipality of Residence	Principal Occupation	Director Since
Henry H. Ketcham Vancouver, B.C.	Chair of the Board	September 16, 1985
Reid E. Carter1 & 4 West Vancouver, B.C.	Corporate Director	April 19, 2016
Raymond W. Ferris Vancouver, B.C.	President and Chief Executive Officer	April 23, 2019
John N. Floren2, 3 & 4 Oakville, Ontario	Corporate Director	April 19, 2016
Brian G. Kenning2 & 4 Vancouver, B.C.	Corporate Director	April 19, 2017
Ellis Ketcham Johnson1 & [3] Greenwich, Connecticut	President, Private Philanthropic Foundation	April 20, 2021
Marian Lawson2 & 3 Toronto, Ontario	Corporate Director	February 1, 2021
Colleen M. McMorrow1 & 3 Oakville, Ontario	Corporate Director	February 1, 2021
Robert L. Phillips2 & 4 Anmore, B.C.	Corporate Director	April 28, 2005
Janice G. Rennie1, 2 & 4 Edmonton, Alberta	Corporate Director	April 28, 2004
Gillian D. Winckler1 & 3 Vancouver, B.C.	Corporate Director	April 19, 2017
1.    Member of the Audit Committee.
2.    Member of the Human Resources & Compensation Committee.
3.    Member of the Health, Safety & Environment Committee.
4.    Member of the Governance & Nominating Committee.
All of our Directors have held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years except for:
Reid Carter who before December 31, 2018 was President, Brookfield Timberlands Management LP;
Raymond Ferris who before July 1, 2019 was our President and Chief Operating Officer;
John Floren who before December 31, 2022 was President and Chief Executive Officer, Methanex Corporation; and

Marian Lawson who before 2018 was Executive Vice-President, Global Head, Financial Institutions and Transaction Banking, Scotiabank.
The term of office of each Director will expire at the conclusion of the Company’s next annual general meeting.
For additional information about our Directors, please see our 2023 Management Proxy Circular, which, when published, will be posted on our website at www.westfraser.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.
8.2    Senior Executive Officers
The names and titles of the senior executive officers of the Company on December 31, 2022 are as follows:

Name and Municipality of Residence	Office Held
Raymond W. Ferris Vancouver, B.C.	President and Chief Executive Officer
Christopher A. Virostek North Vancouver, B.C.	Senior Vice-President, Finance and Chief Financial Officer
Sean P. McLaren Collierville, Tennessee	Chief Operating Officer
Kevin J. Burke Greenville, South Carolina	Senior Vice-President, Wood Products
Keith D. Carter Quesnel, B.C.	Senior Vice-President, Western Canada
James W. Gorman Saanichton, B.C.	Senior Vice-President, Corporate and Government Relations
Robin A. Lampard Toronto, Ontario	Senior Vice-President, Finance
Christopher D. McIver North Vancouver, B.C.	Senior Vice-President, Marketing and Corporate Development
Alan G. McMeekin Milngavie, Scotland	Senior Vice-President, Europe
Each officer has held the same or a similar office with the organization indicated or a predecessor thereof for the last five years except for:
Raymond Ferris who before July 1, 2019 was our President and Chief Operating Officer;
Christopher Virostek, who before September 7, 2022 was Vice-President, Finance and Chief Financial Officer;
Sean McLaren, who prior to December 7, 2021 was President, Solid Wood and before February 1, 2021 was our Vice-President, U.S. Lumber;
Kevin Burke, who before December 7, 2021, was Vice-President, North American Engineered Wood Products and Renewable Energy, before July 23, 2021 was our Vice-President, North American Engineered Wood Products, before February 1, 2021 was the Senior Vice-President, North American Operations of Norbord and before February 9, 2018 was the Vice-President – Operations, South of Norbord;
Keith Carter, who before December 7, 2021 was Vice-President, Western Canada Operations and before July 23, 2021 was our Vice-President, Pulp and Energy Operations;
James Gorman, who before September 7, 2022 was Vice-President, Corporate and Government Relations;

Robin Lampard, who before February 1, 2021 was the Senior Vice-President and Chief Financial Officer of Norbord;
Christopher McIver, who before February 1, 2021 was our Vice-President, Sales and Marketing; and
Alan McMeekin, who before December 7, 2021 was Vice-President, European Engineered Wood Products, before February 1, 2021 was the Senior Vice-President, Europe of Norbord and before February 5, 2018 was the Vice-President, Finance and Operations Europe of Norbord.
8.3    Shareholdings of Directors and Senior Executive Officers
The Directors and senior executive officers of the Company as a group, beneficially owned or controlled or directed, directly or indirectly, the following shares of the Company:

December 31, 2022
Common shares	1,445,521
% of total Common shares	2%
Class B Common shares	78,728
% of total Class B Common shares	3%
% of all shares outstanding	2%
8.4    Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Christopher Virostek, our Senior Vice-President, Finance and Chief Financial Officer, was a director of Masonite (Africa) Limited (“MAL”), a majority owned subsidiary of Masonite International Corporation (“Masonite”), when MAL commenced voluntary business rescue proceedings in South Africa in December 2015. Mr. Virostek served as a director of MAL in connection with his duties as an employee of Masonite. The business rescue plan of MAL was substantially implemented as provided under its terms and the business rescue proceedings ended in August 2016, at which time Mr. Virostek resigned as a director.
8.5    Legal Proceedings and Regulatory Actions
The Company is subject to various investigations, claims and legal, regulatory and tax proceedings covering matters that arise in the ordinary course of business activities, including civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by governmental regulatory agencies and law enforcement authorities in various jurisdictions. Each of these matters is subject to uncertainties and it is possible that some of these matters may be resolved unfavourably.
There are no legal proceedings to which we are or were a party, or to which any of our property is or was the subject of, during our financial year ended December 31, 2022, which involves claims that exceed 10% of our current assets.
On November 25, 2016, a coalition of U.S. lumber producers petitioned the USDOC and the USITC to investigate alleged subsidies to Canadian softwood lumber producers and levy CVD and ADD against Canadian softwood lumber imports. The USDOC chose us as a “mandatory respondent” to both the countervailing and antidumping investigations, and as a result, we have received unique company-specific rates. For a description of the developments related to the softwood lumber dispute and the impact on us, please refer to (i) the “Discussion & Analysis of Annual Results by Product Segment – Lumber – Softwood Lumber Dispute” in our 2022 annual Management’s Discussion & Analysis; and (ii) Note 26 to our audited consolidated financial statements for the year ended December 31, 2022.

8.6    Governance
Corporate governance is guided by our Corporate Governance Policy, a copy of which may be viewed on our website: www.westfraser.com. The Board of Directors has established a Governance & Nominating Committee comprised of Robert Phillips (Chair), Reid Carter, John Floren, Brian Kenning and Janice Rennie, all of whom are independent directors. The committee provides support for the stewardship and governance role of the Board in reviewing and making recommendations on the composition of the Board, the functioning of the Board and its committees and all other corporate governance matters and practices. On the occasion of each regularly scheduled meeting of the Committee in 2022, the committee met without management representatives present and reviewed these and other issues.
The Corporate Governance Policy includes a Code of Conduct which sets out our policies and requirements relating to, among other categories, legal compliance, safety, environmental stewardship, human rights, anti-corruption and whistleblowing. Additional information is available on our website www.westfraser.com under Corporate Governance.
8.7    Audit Committee
The Audit Committee of our Board of Directors assists the Board in fulfilling its responsibility to oversee our financial reporting and audit process. The full text of the Audit Committee’s Charter is attached as Schedule 1.
Members
The following identifies each current member of the Audit Committee, and the education and experience of each member that is relevant to the performance of the member’s responsibilities as an Audit Committee member. All members of the Audit Committee are considered “independent” and “financially literate” within the meaning of NI 52-110.
Reid E. Carter
Mr. Carter holds a combined undergraduate degree in Forestry and Biology and a master’s degree in Forest Soils. He was president of a large timberlands investment firm and was involved with that firm and related firms in various senior roles for the period 2003 to 2018. Prior to that he served as National Bank Financials’ Paper and Forest Products Analyst.
Ellis K. Johnson
Ms. Johnson was appointed a member of our Audit Committee on April 20, 2022. Ms. Johnson is currently the President of a private philanthropic foundation. She completed her undergraduate degree at Lewis and Clark College, received a graduate degree from Yale University and recently completed a Directorship Program with an emphasis on Board Governance.
Colleen M. McMorrow
Ms. McMorrow was appointed a member of our Audit Committee on February 11, 2021. Ms. McMorrow, who holds a Bachelor of Commerce, is a Chartered Professional Accountant, Chartered Accountant and was a senior client assurance partner with Ernst & Young LLP until her retirement in 2016. She was elected as a Fellow of the Chartered Accountants in 2000. Ms. McMorrow has chaired or been a member of several audit committees of public and private companies in the past and is currently the chair of the audit committees of Exco Technologies Limited and Ether Capital Corporation.

Janice G. Rennie
Ms. Rennie, who holds a Bachelor of Commerce, is a Chartered Professional Accountant, Chartered Accountant. She was elected as a Fellow of the Chartered Accountants in 1998. Ms. Rennie has chaired or been a member of several audit committees of public companies in the past and currently is chair of the audit committee of Major Drilling Group International Inc.
Gillian D. Winckler
Ms. Winckler, who holds a Bachelor of Science and Bachelor of Commerce (Honours) obtained in South Africa, is a Chartered Accountant (South Africa). Ms. Winckler worked in the audit profession for five years, in corporate finance for five years, and in a number of executive positions with Coalspur Limited and BHP Billiton. Ms. Winckler is currently a member of the audit committee of FLSmidth & Co. A/S.
Pre-Approval Policies and Procedures
The Audit Committee has adopted a policy that sets out the pre-approval requirements related to services to be performed by our independent auditors. The policy provides that the Audit Committee will annually review proposed audit, audit-related, tax and other services (to be submitted by the Chief Financial Officer and the independent auditor), and will provide general approval of described services, usually including specific maximum fee amounts.
Unless a service has received general pre-approval, it will require specific pre-approval by the Audit Committee. The Committee is permitted to delegate pre-approval authority to any of its members. The Audit Committee reports on the pre-approval process to the full Board of Directors from time to time.
Fees Paid to Independent Registered Public Accounting Firm1
($ thousands)

	2022	2021
Audit Fees	2,531	1,734
Audit-Related Fees	84	249
Tax Fees	43	250
All Other Fees	74	36
1.    Amounts represent actual and estimated fees related to the respective fiscal years noted. Amounts are billed and paid in CAD, GBP, and EUR and have been translated to USD using the average exchange rate for the respective years noted.
Audit Fees
Audit fees relate to the integrated audit of our annual consolidated financial statements and the effectiveness of internal control over financial reporting as of December 31, 2022, reviews of our interim consolidated financial statements, and statutory audits of the financial statements of our subsidiaries.
Audit-Related Fees
Audit-Related Fees include employee benefit audits, services associated with registration statements, prospectuses, and other documents filed with securities regulators, and due diligence assistance.
Tax Fees
Tax fees relate to tax compliance, tax advice, and tax planning services.

All Other Fees
All other fees relate to fees in connection with translation services and limited assurance engagements relating to climate matters.

ITEM 9 - MATERIAL CONTRACTS
1.On October 15, 2014, we issued $300 million of fixed rate senior unsecured notes due October 15, 2024 pursuant to a private placement in the U.S. The notes bear interest of 4.35% with semi-annual payments commencing on April 15, 2015 and are redeemable, in whole or in part, at our option at any time. In the event of a change in control in respect of the Company which is followed within 60 days by ratings downgrades to below investment grade in certain circumstances, unless we have exercised the right to redeem all of the notes, each holder will have the right to require us to repurchase all or any part of such holder’s notes at a purchase price in cash equal to 101% of the principal amount of the notes plus any accrued and unpaid interest.
2.On July 18, 2019, we completed an amendment to our revolving lines of credit to extend the maturity date to August 28, 2024, and to increase the size of our Canadian and U.S. syndicated committed revolving credit facilities from CAD$500 million to CAD$850 million. At the same time, we also amended the terms of the $200 million term loan to extend the maturity date from August 25, 2022 to August 28, 2024. All other material terms of the revolving lines of credit and the term loan remained unchanged. On February 1, 2021, concurrent with the closing of the Norbord Acquisition, we completed various administrative amendments to our CAD$850 million committed revolving credit facility and our $200 million term loan to facilitate the Norbord Acquisition.
3.On April 8, 2020 we obtained from a syndicate of lenders an additional CAD$150 million committed revolving credit facility. This committed facility had a term of two years and was made available on substantially the same terms and conditions as the Company’s existing syndicated revolving credit facility from certain lenders that are part of that syndicate. On February 1, 2021, concurrent with the closing of the Norbord Acquisition, we amended the terms of our CAD$150 million committed revolving credit facility due 2022 and replaced the CAD$150 million committed revolving credit facility with a $450 million committed revolving credit facility due 2024 on substantially the same terms.
4.On July 28, 2021, we completed an amendment to our revolving credit facilities, combining our CAD$850 million and $450 million revolving facilities into a single $1 billion committed revolving facility with a five-year term. The $200 million term loan remains outstanding and there were no other significant changes to the terms or conditions of the credit facilities.

ITEM 10 - ADDITIONAL INFORMATION
Management Information Circular
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, will be contained in the Management Information Circular for the annual general meeting of the Company to be held on April 18, 2023. Additional financial information is provided in our annual consolidated financial statements and Management’s Discussion & Analysis for the year ended December 31, 2022.
Copies of our Annual Report, and the documents incorporated by reference herein, our annual audited consolidated financial statements (including the report of our Independent Registered Public Accounting Firm) for the year ended December 31, 2022 and our Management Information Circular may be obtained at any time upon request from us once these documents have been published, but we may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.
This AIF, our Annual Report (once published) and additional information concerning the Company may also be obtained on our website at www.westfraser.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Forward-looking Statements
This AIF contains information that constitutes “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Forward-looking statements include statements that are forward-looking or predictive in nature and are dependent upon or refer to future events or conditions. We use words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could” to identify these forward-looking statements. These forward-looking statements generally include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of West Fraser and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods.

Forward-looking statements included in this AIF include references to:

Discussion	Forward-Looking Statements
General Development of Business
our expected annual production capacity at Dudley lumber mill and Lufkin lumber mill and related timing, timing of potential restart of Allendale OSB mill, ability to achieve our SBTi commitment, capital investment, planned mill start up, full run rate production, anticipated capacity at Henderson lumber manufacturing complex and production curtailments at Cariboo Pulp & Paper

Corporate Strategy	our corporate strategy and objectives to maintain a strong balance sheet and liquidity profile, to maintain a leading cost position and to return capital to shareholders, and to reinvest in our operations across all market cycles; our ability to achieve science-based targets and near-term greenhouse gas reductions
Manufacturing Inputs	our ability to maintain adequate timber and fibre supply for our operations, including our expectations regarding (i) re-forestation, (ii) the impacts of mountain pine beetle, caribou recovery planning and forest fires on our timber supply and AAC, (iii) the impacts of recent amendment to British Columbia forest legislation and (iv) the impacts on residual fibre supply
Indigenous Relations	the potential impact to our operations and timber supply of Aboriginal title or rights and the actions of Canadian governments in relation to their relationships with Indigenous groups and "old growth" forest logging deferrals; our ability to develop and maintain positive resilient relationships with Indigenous Nations
Responsible Resource Efficiency	our goals to have a sustainable and resilient business, to manage our emissions and develop sustainable energy solutions
Capital Expenditures and Acquisitions	our plans relating to capital expenditures and acquisitions
Our Products	the capacities of our lumber, North American engineered wood products and pulp and paper operations, and the seasonality of these operations
Capital Structure - Cash dividends	future declarations and payment of dividends
By their nature, these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, and other forward-

looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•assumptions in connection with the economic and financial conditions in the U.S., Canada, U.K., Europe and globally and consequential demand for our products, including the impact of the conflict in the Ukraine;
•continued increases in interest rates and inflation could impact housing affordability and repair and remodelling demand, which could reduce demand for our products;
•global supply chain issues may result in increases to our costs and may contribute to a reduction in near-term demand for our products;
•risks inherent to product concentration and cyclicality;
•effects of competition for logs and fibre resources and product pricing pressures, including continued access to log supply and fibre resources at competitive prices and the impact of third-party certification standards;
•effects of variations in the price and availability of manufacturing inputs, including energy, employee wages, resin and other input costs, and the impact of inflationary pressures on the costs of these manufacturing costs, including increases in stumpage fees and log costs;
•availability and costs of transportation services, including truck and rail services, and port facilities, and impacts on transportation services from wildfires and severe weather events and the impact of increases energy prices on the costs of transportation services and the continuation of transportation constraints in Western Canada;
•transportation constraints may continue to negatively impact our ability to meet projected shipment volumes;
•the timing of our planned capital investments may be delayed, the ultimate costs of these investments may be increased as a result of inflation, and the projected rates of return may not be achieved;
•various events that could disrupt operations, including natural, man-made or catastrophic events including wildfires and any state of emergency and/or evacuation orders issued by governments, and ongoing relations with employees;
•risks inherent to customer dependence;
•impact of future cross border trade rulings or agreements;
•implementation of important strategic initiatives and identification, completion and integration of acquisitions;
•impact of changes to, or non-compliance with, environmental or other regulations;
•the impact of the COVID-19 pandemic on our operations and on customer demand, supply and distribution and other factors;
•government restrictions, standards or regulations intended to reduce greenhouse gas emissions and our ability to achieve our SBTi commitment for the reduction of greenhouse gases as planned;
•the costs and timeline to achieve our greenhouse gas emissions objectives may be greater and take longer than anticipated;
•changes in government policy and regulation, including actions taken by the Government of British Columbia pursuant to recent amendments to forestry legislation and initiatives to defer logging of forests deemed “old growth” and the impact of these actions on our timber supply;
•impact of weather and climate change on our operations or the operations or demand of its suppliers and customers;
•ability to implement new or upgraded information technology infrastructure;
•impact of information technology service disruptions or failures;
•impact of any product liability claims in excess of insurance coverage;
•risks inherent to a capital intensive industry;
•impact of future outcomes of tax exposures;
•potential future changes in tax laws, including tax rates;
•investigations, claims and legal, regulatory and tax proceedings which if resolved unfavourably may result in a loss to the Company;
•effects of currency exposures and exchange rate fluctuations;
•future operating costs;
•availability of financing, bank lines, securitization programs and/or other means of liquidity;
•continued access to timber supply in the traditional territories of Indigenous Nations;

•our ability to continue to maintain effective internal control over financial reporting;
•the risks and uncertainties described in our 2022 MD&A; and
•other risks detailed from time-to-time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators.

In addition, actual outcomes and results of these statements will depend on a number of factors, including those matters described under “Risks and Uncertainties” in our 2022 MD&A, and may differ materially from those anticipated or projected. This list of important factors affecting forward-looking statements is not exhaustive, and reference should be made to the other factors discussed in public filings with securities regulatory authorities. Accordingly, readers should exercise caution in relying upon forward-looking statements, and we undertake no obligation to publicly update or revise any forward-looking statements, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.

ITEM 11 - GLOSSARY

2023 Notes
Norbord’s 6.25% senior notes due April 2023

2027 Notes
Norbord’s 5.75% senior notes due July 2027

AAC Annual Allowable Cut: The volume of timber that may be harvested annually from a specific timber tenure

ADD
Antidumping duties

AR
Administrative Review by the USDOC

BCTMP
Bleached Chemithermomechanical Pulp

CAD
Canadian Dollars

CVD
Countervailing duties

Dimension Lumber
Standard commodity lumber ranging in sizes from 1 x 3’s to 4 x 12’s, in various lengths

EU
Europe

EU EWP
Europe Engineered Wood Products

EWP
Engineered wood products

LVL
Laminated Veneer Lumber. Large sheets of veneer bonded together with resin then cut to lumber equivalent sizes

m3
A solid cubic metre. A unit of measure for timber, equal to approximately 35 cubic feet

Mcf
One thousand cubic feet. A unit of measure for laminated veneer lumber

MDF
Medium Density Fibreboard. A panelboard produced by chemically bonding highly refined wood fibres of uniform size under heat and pressure

Mfbm
One thousand board feet (equivalent to one thousand square feet of lumber, one inch thick)

MMfbm
One million board feet (equivalent to one million square feet of lumber, one inch thick)

MMBTU
Million British Thermal Units

Msf
One thousand square feet. A unit of measure for Panel products (such as OSB, MDF and plywood) equal to one thousand square feet on a 3/4 inch basis for MDF, on a 3/8 inch basis for plywood and on either a 3/8-inch or 7/16-inch thick basis for OSB

MMsf
One million square feet

Mtonne
Means one thousand tonnes

NA
North America

NA EWP
North America Engineered Wood Products

NBSK
Northern Bleached Softwood Kraft Pulp

NCIB
Normal course issuer bid

Norbord
Norbord Inc.

Norbord Acquisition
Acquisition of Norbord completed February 1, 2021

NYSE
New York Stock Exchange

OSB
Oriented Strand Board. An engineered structural wood panel produced by chemically bonding wood strands in a uniform direction under heat and pressure

Panelboard
Oriented strand board, particleboard, medium density fibreboard and plywood

Particleboard
A panelboard produced by chemically bonding clean sawdust, small wood particles and recycled wood fibre under heat and pressure

Plywood
A panelboard produced by chemically bonding thin layers of solid wood veneers

SPF
Lumber produced from spruce/pine/balsam fir species

SYP
Lumber produced from southern yellow pine species

Ton
A unit of weight equal to 2,000 pounds, generally known as a U.S. ton

Tonne
A unit of weight in the metric system equal to one thousand kilograms or approximately 2,204 pounds

TSX
Toronto Stock Exchange

U.K.
United Kingdom

UKP
Unbleached Kraft Pulp

U.S.
United States

USD
United States Dollars or $

USDOC
United States Department of Commerce

USITC
United States International Trade Commission

SCHEDULE 1 – AUDIT COMMITTEE CHARTER
The Audit Committee Charter, which is set out below, was approved by the Board on April 20, 2021.
General Mandate
The Audit Committee (the “Committee”) will assist the Board in fulfilling its responsibility to oversee the Company’s financial reporting and audit processes, its system of internal controls and its process for monitoring compliance with applicable financial reporting and disclosure laws, and its own policies.
The Committee will have oversight responsibility over:
•the integrity of the Company’s financial statements;
•the Company’s compliance with legal and regulatory requirements;
•the external auditors’ appointment, qualifications, independence and performance; and
•the performance of the Company’s internal audit function (“Internal Audit”).
The Committee’s role is one of oversight. The Company’s management is responsible for preparing the Company’s financial statements and providing all required certifications relating to those financial statements, and the external auditor is responsible for auditing those financial statements. In carrying out its oversight role, the Committee will be entitled to rely on information provided by management of the Company (“Management”) and the external auditor. The Committee is not responsible for providing any expert or special assurance or any guarantee as to the accuracy or completeness of the Company’s financial statements or its public disclosure.
The Committee will also be responsible for those other matters as set out in this Charter and/or as may be delegated to it by the Board from time to time.
Responsibilities
The Committee will carry out the following responsibilities:
Financial Statements
•Review with Management and the external auditors the significant accounting and financial reporting matters relating to the Company’s financial statements, including:
(i)significant matters regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”);
(ii)critical accounting policies and practices to be used by the Company in preparing its financial statements;
(iii)significant judgments and critical accounting estimates made in connection with the preparation of the financial statements, including (i) any analysis prepared by Management and/or the external auditors in support of significant financial reporting issues and judgments, and (ii) any analysis of the effects of alternative accounting principles in accordance with IFRS;
(iv)complex or unusual transactions, including any off-balance sheet transactions and any contingencies, and their impact on the Company’s financial statements;

(v)all material alternative treatments of financial information in accordance with IFRS that have been discussed between the external auditor and Management, ramifications of the use of these alternative treatments, and the treatment recommended or preferred by the external auditors where either (i) the external auditor does not agree with the treatment proposed by Management, or (ii) the external auditor recommends an alternate treatment to that proposed by Management;
(vi)the effect of significant regulatory and accounting initiatives and pronouncements on the financial statements of the Company; and
(vii)any material issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of material control deficiencies.
•Meet and review with Management and the external auditors prior to public disclosure:
(i)the annual and interim financial statements of the Company;
(ii)the related annual or interim management’s discussion and analysis of financial condition and results of operations (“MD&A”); and
(iii)each related news release.
In completing its review, the Committee will:
(i)consider whether the financial statements, MD&A and news release are complete, are consistent with information known to Committee members, and reflect appropriate accounting principles;
(ii)obtain reasonable assurance that (i) the financial statements are presented fairly in accordance with IFRS, and (ii) the MD&A is in compliance with appropriate regulatory requirements; and
(iii)provide a recommendation to the Board with respect to the approval of, or, if authority has been delegated by the Board, approve the financial statements, MD&A and news release and their filing with securities regulators in accordance with applicable securities laws.
In meeting, the Committee may meet in person, via telephone, via video-conference or by the use of any other equivalent communications platform that enables each participant to communicate with each other participant.
•Review and discuss with Management and the external auditors prior to public disclosure all earnings news releases and other press releases that contain “first-time disclosure” of significant financial information respecting the Company or contains estimates or information regarding the Company’s future financial performance or prospect, which will include review and discussions as to:
(i)“first-time disclosure” financial information and earnings guidance provided to analysts and, if applicable, ratings agencies; and
(ii)the type and presentation of information to be included in such press releases (in particular the use of “pro forma” or “adjusted” information that is not in accordance with IFRS).
•Review and discuss with Management and the external auditors, and recommend to the Board for approval prior to public disclosure:
(i)the portions of the Annual Information Form containing significant financial information derived from the Company’s financial statements and within the Committee's mandate;

(ii)the portions of any Company’s annual or special management proxy circular that (i) contain significant financial information derived from the Company’s financial statements and within the Committee's mandate, or (ii) relate to the Committee’s composition and responsibilities;
(iii)all prospectuses, registration statements and other offering or tender documents, including any prospectus supplement filed pursuant to a base shelf prospectus to the extent that any of these documents include significant financial information derived from the Company’s financial statements and within the Committee's mandate that has not previously been reviewed and approved by the Committee or the Board; and
(iv)significant financial information, including “pro forma” or “adjusted” non-IFRS information, respecting the Company contained in a publicly disclosed document (other than routine investor relations or similar materials or communications that contain extracts of previously disclosed financial information) that has not previously been reviewed and approved by the Committee or the Board.
•Review with Management and the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, or material reports or inquiries from regulators or governmental agencies, that could have a material effect upon the financial position of the Company, and the manner in which these matters have been disclosed in the financial statements.
Internal Control
•Oversee Management’s design and assessment of internal control procedures over financial reporting.
•Review and discuss Management’s assessment of the effectiveness of the Company’s internal controls over financial reporting on an annual basis or as more frequently required to ensure effectiveness of these internal control systems, including any identified significant deficiencies or material weaknesses in the design or operation of internal controls or any fraud that involves Management or other employees who have a significant role in the Company’s internal controls.
•Review reports received from Management and/or the external auditors that include recommendations for improvement of such internal controls and processes and remediation of any identified significant deficiencies or material weaknesses on an annual basis or as more frequently required to ensure effectiveness of these internal controls.
•In connection with the Board’s overall enterprise risk management responsibility, assist the Board with its responsibility to, with the advice of Management, identify the principal financial and audit risks of the Company and establish systems and procedures to ensure these principal financial and audit risks are monitored, and to make recommendations to the Board, which will include discussions with Management relating to:
(i)Identification of key risks, including, without limitation:
a.significant financial risk exposures;
b.significant audit risks; and
c.the principal information technology risks, including cyber security, data protection, information security and information systems risks;
(ii)the establishment of systems and procedures to ensure these risks are monitored;
(iii)the steps Management has taken to assess, monitor and control, manage or mitigate the Company’s exposures to these risks;

(iv)the adoption of controls to prevent and detect fraud or improper or illegal transactions or payments and to ensure compliance with anti-fraud and anti-bribery laws;
(v)implementing guidelines and policies to govern the process by which risk assessment and management is undertaken; and
(vi)monitoring and reviewing, at least annually and more frequently as may be required, the processes and controls designed to identify, assess, monitor and manage the risks referred to above.
•Annually review the Company’s disclosure controls and procedures, including any significant deficiencies in or material non-compliance with such controls and procedures.
•Commencing with the audit of the Company’s financial statements for the year ending December 31, 2022, review the scope of the external auditors’ assessment of internal control over financial reporting, and obtain and review reports on significant findings and recommendations, including those in respect of the Company’s accounting principles or changes to such principles or their application and the treatment of financial information discussed with Management, together with Management’s responses.
External Audit
•Recommend to the Board the appointment or removal of the external auditor to be appointed for the purpose of preparing or issuing any audit report or performing any other audit, review or attestation services for the Company, with any such appointment or removal to be confirmed by the shareholders of the Company at each annual general meeting in accordance with the requirements of the British Columbia Business Corporations Act.
•Be directly responsible for the compensation of the external auditors to be paid by the Company in connection with (i) preparing and issuing the audit report on the Company’s financial statements, and (ii) performing other audit, review or attestation services.
•Be directly responsible for the oversight of the services of the external auditors for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services for the Company (with the external auditors reporting directly to, and being accountable to, the Committee).
•Exercise sole authority to pre-approve all audit services and all permitted non-audit services to the Company, provided that the Committee need not approve in advance non-audit services where:
(i)the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5% of the total amount of fees paid by the Company to the external auditors during the fiscal year in which the non-audit services are provided; and
(ii)such services were not recognized by the Company at the time of the engagement to be non-audit services; and
(iii)such services are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee.
The Committee shall have the sole authority to delegate to one or more designated members of the Committee the authority to grant pre-approvals required by this section, provided that the decision of any member to whom authority is delegated to pre-approve a service shall be presented to the Committee at its next scheduled meeting. If the Committee approves an audit service within the scope of the engagement of the external auditors, such audit service shall be deemed to have been pre-approved for purposes of this section.
•Meet with the external auditors prior to the annual audit to review and approve the external auditors’ proposed annual audit plan, scope, approach, staffing and fee schedule.

•Annually receive from the external auditors, and review, a report on items required to be communicated to the Committee by applicable rules and regulations.
•Review the external auditors’ report to the shareholders on the Company’s annual financial statements.
•Review with Management and the external auditors all matters required to be communicated to the Committee under generally accepted auditing standards and other applicable regulatory requirements arising from the annual audit and quarterly review engagements.
•Review with the external auditors any audit problems or difficulties encountered in the course of the audit of the Company’s financial statements, including any restrictions on the scope of the external auditors’ activities or on access to any requested information, and any significant disagreements with Management, Management’s response to such disagreements and the resolution of such disagreements.
•Annually review the independence of the external auditors, including their formal written statement of independence delineating all relationships between the external auditors and the Company, review all such relationships, and consider applicable auditor independence standards and take any decisions and actions that are necessary and appropriate where the Committee becomes aware of the potential for a conflict (or the reasonable perception of a conflict) between the interests of the external auditors and the interests of the Company.
•Ensure that the external auditors are in good standing with the Canadian Public Accountability Board and, if applicable, the United States Public Company Accounting Oversight Board by receiving, at least annually, a report by the external auditors on their internal quality control processes and procedures, such report to include any material issues raised by the most recent internal quality control review, or peer review, of the external auditors, or any governmental or professional authorities of the external auditors within the preceding five years, and any steps taken to deal with such issues.
•Ensure that the external auditors meet the rotation requirements for lead audit partner assigned to the Company’s annual audit by receiving a report annually from the external auditors setting out the status of the lead audit partner with respect to the appropriate regulatory rotation requirements and plans to transition a new lead audit partner onto the audit engagement.
•Annually evaluate, taking into account the opinions of Management and the head of Internal Audit, the performance of the external auditors, including the lead audit partner, and report to the Board on its conclusions regarding the external auditors and recommendation to shareholders for appointment of the external auditors.
•Periodically review and approve the Company’s hiring policies with respect to partners or employees (or former partners or employees) of either former or present external auditors of the Company.
Internal Audit
•The Committee will be responsible for reviewing and overseeing:
(i)the activities, organization structure and qualifications of the Internal Audit function;
(ii)the adoption of a charter for the Internal Audit function (the “Internal Audit Charter”), and the approval of any amendments to the Internal Audit Charter from time-to-time to ensure the proper functioning of the Internal Audit function;
(iii)during any period of transitional relief provided to the Company in implementing the Internal Audit function, the Committee will oversee Management’s plans for implementation of the Internal Audit function and meet periodically with the Company personnel primarily responsible for the design and implementation of the Internal Audit function;
(iv)the planned activities of the Internal Audit function;
(v)the Internal Audit findings and the implementation of any accepted recommendations and Management’s response thereto;
(vi)ensure that appropriate steps have been taken to ensure that there are no unjustified or inappropriate restrictions or limitations on the functioning of the Internal Audit function or on access to requested information;
(vii)the budget, staffing and resources allocated to the Internal Audit function in order to ensure the effectiveness, objectivity and independence of the Internal Audit function; and
(viii)the adequacy of the line of communication between Internal Audit and the Committee, ensuring that is maintained.
Compliance
•Establish procedures for: (a) the receipt, retention and treatment of complaints received regarding non-compliance with the Company’s Code of Conduct, violations of laws or regulations, or concerns regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by officers or employees of the Company or by other persons of concerns regarding questionable accounting, auditing or financial reporting and disclosure matters or non-compliance with the Company’s Code of Conduct or other matters that are of a sensitive or “whistleblower” nature.
•Obtain and review regular reports from Management and others (including, without limitation, the external auditors and legal counsel) with respect to the Company’s compliance with laws and regulations having a material impact on the financial statements including: (i) tax and financial reporting laws and regulations; (ii) legal withholding requirements; (iii) environmental protection laws and regulations; and (iv) other laws and regulations which expose directors to liability.
•Review and discuss with Management and with the Company’s legal counsel, if necessary, any legal matters or reports or inquiries received from regulators or governmental agencies that could have a material effect upon the financial position of the Company and that are not subject to the oversight of another committee of the Board.
Reporting Requirements
•Regularly report, at least quarterly, to the Board about Committee activities, issues and related recommendations.
•Review any reports the Company issues that relate to Committee responsibilities.
Other Responsibilities
•Meet separately with Management of the Company, the head of Internal Audit and the external auditors of the Company as frequently as the Committee determines to be necessary and appropriate for the Committee to discharge its oversight duties.
•Annually review and, if requested by the Human Resources & Compensation Committee, approve the calculation provided by Management to the Human Resources & Compensation Committee of any performance metrics that may be required to be calculated under any executive incentive plans or equity based compensation plans used to determine executive bonuses or cash award payouts.
•Perform other activities related to this Charter as requested by the Board.
•Confirm annually to the Board that all responsibilities outlined in this Charter have been carried out, with the annual confirmation to follow the completion of the audit of the Company’s financial statements for each year and to be targeted for to the Board by no later than the meeting of the Board to follow each annual meeting of the shareholders of the Company.
•Consider and, if deemed appropriate, approve in advance any “related party transactions” to which the Company may propose to become a party to.
Qualifications and Procedures
•The Committee will be comprised of at least three directors, each of whom will be “independent” as determined in accordance with the securities laws, rules, regulations and guidelines of all applicable securities regulatory authorities (collectively, “Securities Laws”), including without limitation the securities commissions in each of the provinces and territories of Canada and the United States Securities and Exchange Commission, and the stock exchanges on which the Company’s securities are listed, including without limitation the Toronto Stock Exchange and the New York Stock Exchange (“NYSE”).
•In addition to the foregoing requirements, the composition of the Committee will comply with all Securities Laws to which the Company is subject, including requirements for independence, financial literacy, audit committee financial experts and audit experience.
•The Chair of the Committee will be designated by the Board.
•The Committee will meet at least four times annually, and more frequently as circumstances dictate, and the Chief Financial Officer and the head of Internal Audit and the external auditors, as required by the Committee, should be available on request to attend all meetings.
•A quorum at meetings of the Committee shall be a majority of members present in person or by telephone, video communication or other telecommunication device that permits all persons participating in the meeting to speak and hear one another.
•The Committee should meet privately and separately in in camera sessions with representatives of each of Management, the head of Internal Audit and of the external auditors to discuss any matters of concern to the Committee or such members, including any post-audit management letter. In addition, the Committee will meet with the external auditors, upon the receipt of a request from the external auditors, to discuss any matter that the external auditors believe should be brought to the attention of the directors or the shareholders of the Company.
•The Committee will have the authority to engage and retain independent legal counsel and any outside professional advisor that it determines necessary to carry out its duties, at the expense of the Company, without the Board’s approval, at any time and has the authority to determine any such advisor’s fees and other retention terms.
•The Company will provide appropriate funding, as determined by the Committee, for payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties, including compensation paid to the Company’s external auditor and to legal and other professional advisers retained by the Committee.

•The Committee shall fix its own procedures for meeting and keep records of its proceedings. Minutes of each meeting should be prepared, approved by the Committee and circulated to the full Board. Copies of meeting records will be made available to the external auditors as requested.
Annual Performance Evaluation and Charter Assessment
•On an annual basis, the Board will conduct an annual performance evaluation of the Committee, taking into account this Charter, to determine the effectiveness of the Committee.
•The Committee will annually review and assess the adequacy of this Charter and will as required request Board approval for proposed changes, taking into account all applicable legislative and regulatory requirements as well as consideration of any best practice guidelines recommended by regulators or stock exchanges with whom the Company has a reporting relationship.